Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98104

July 28, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed June 11, 2021
File No. 024-11325

Dear Mr. Regan,

We hereby submit the response of Arrived Homes, LLC (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 26, 2021, providing the Staff’s comments with respect to the Company’s Post Qualification Amendment on Form 1-A to Offering Statement on Form 1-A (the “Post Qualification Amendment No. 1”). Concurrently with the filing of this response letter, we have filed an amendment to the Post Qualification Amendment No. 1 (the “Revised Post Qualification Amendment No. 1”), and the Revised Post Qualification Amendment No. 1 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.       We note your response to comment 1 and that you expect that a fully executed subscription agreement will be accepted or rejected within approximately 30 days of receipt. Additionally, we continue to note that you have the right to reject any subscription for any or no reason. As such, it appears that your offering is not a continuous offering. Please provide further analysis as to why you believe this is not a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

Response: Please note the Company is not postponing subscriptions in any manner as it is offering securities at all times.

As discussed, we have revised the disclosure in the Revised Post Qualification Amendment No.1 to state that “[t]he manager and Dalmore will review the subscription documentation completed and signed by you upon completion and signature. You may be asked to provide additional information, and such additional information will be reviewed and considered by the manager and Dalmore upon receipt. The manager or Dalmore will contact you directly if required. We intend that a fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series. We reserve the right to reject any subscriptions, in whole, for any or no reason, and to withdraw any offering at any time prior to a closing.” We have also revised other references to our previous 30-day review window down to 15 days.

We are receptive to the Commission’s concerns regarding classification as a continuous offering and believe the above changes as reflected in the revised disclosure in Revised Post Qualification Amendment No. 1 sufficiently indicate to investors and reflect accurately that series securities are being offered (and investments accepted) on a continuous basis.

If you would like to discuss the response to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned or John Rostom, VP of Legal for the Company, at (814) 277-4833 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier Chief Executive Officer

cc:	John Rostom
Paul C. Levites, Bevilacqua PCCL

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